WPCDII.PRS                      Washington, D.C.  20549

                       ------------------

                          SCHEDULE 13D/A
              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

         SHARED TECHNOLOGIES FAIRCHILD INC.(Name of Issuer)

            Common Stock, par value $.004 per share
                 (Title of Class of Securities)

                           81948QAAS
                        (CUSIP Number)

Donald E. Miller, Esq., Senior Vice President and General Counsel
       The Fairchild Corporation, 300 West Service Road
           P.O. Box 10803, Chantilly, Virginia 22021

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        June 20, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
















                         SCHEDULE 13D/A

1  NAME OF REPORTING PERSONS
   The Fairchild Corporation -- IRS EIN 34-0728587
   RHI Holdings, Inc. -- IRS EIN 34-1545939

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [  ]
                                                     (b) [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                    [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

The Reporting Persons are incorporated under the laws of Delaware

                                     7  SOLE VOTING POWER
                                        10,121,568

                                     8  SHARED VOTING POWER
                                        0

NUMBER OF                            9  SOLE DISPOSITIVE POWER
 SHARES                                 10,121,568
BENEFICIALLY
OWNED BY EACH                        10 SHARED DISPOSITIVE POWER
PERSON WITH                             0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH SUCH REPORTING
    PERSON

    10,121,568

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                            [  ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    54.14%

14  TYPE OF REPORTING PERSON
    CO
Item 1.  Security and Issuer.

     This Amendment No. 1 (Amendment No. 1") amends the statement of Schedule 13D (the Original Schedule 13D Filing") filed with the Securities and Exchange Commission on March 21, 1996 with respect to the common stock, par value $.004 per share (the
Common Stock) of Shared Technologies Fairchild Inc., a Delaware at 100 Great Meadow Road, Wethersfield, CT 06109. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original Schedule 13D Filing.

     Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D
Filing.

Item 2.  Identity and Background.

     This statement is filed by The Fairchild Corporation (TFC) and RHI Holdings, Inc. (RHI), each a Delaware corporation. The address of each of TFC and RHI is 300 West Service Road, Chantilly, VA 22021. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC.

     Exhibit A of Original Schedule 13D Filing sets forth the name, business address, the present principal occupation or employer, and the citizenship of the executive officers and directors of the Reporting Persons. There has been no material change in the information incorporated under Exhibit A of the Original Schedule 13D Filing.

     During the past five years prior to the date hereof, none of the Reporting Persons, and (to the knowledge of the Reporting Persons) no executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violating with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

     On June 20, 1996, RHI acquired 200,000 shares of Common
Stock of STFI in the open market, at a per share price of $7.875.
The source of the funds was from RHI's working capital.

Item 4.  Purpose of Transaction.

     Item 4 of the Original Schedule 13D Filing is hereby amended to add the following:

     The Reporting Persons may from time to time consider various alternatives with respect to their investment in STFI. None of the Reporting Persons have any current plans to acquire any additional shares of Common Stock of STFI. None of the Reporting could result in STFI becoming a privately held company. None of the Reporting Persons currently have specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D Filing is hereby amended in its entirety to read as follows:

     (a) As a result of the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons are the beneficial owners of an aggregate of 10,121,568 shares of STFI's Common Stock as follows: (i) 200,000 shares of Common Stock (acquired as reported in Item 3 of this Amendment No. 1); (ii) 6,000,000 shares of Common Stock (acquired as reported in Item 3 of the Original Schedule 13D Filing); and (iii) 250,000 Shares of STFI's 6% Cumulative Preferred Stock (acquired as reported in Item 3 of the Original Schedule 13D Filing), convertible into 3,921,568 shares of STFI's Common Stock.

     Based on STFI's Proxy Statement dated April 26, 1996, the Reporting Persons' beneficial ownership of 10,121,568 shares of Common Stock constitutes approximately 54.14% of the Common Stock outstanding, based upon 14,773,912 shares of Common Stock issued and outstanding as of April 23, 1996.

     The Record Holders' ownership interest in STFI based solely on its ownership of outstanding shares of Common Stock (6,200,000 shares) and without giving effect to the conversion of the 6% Cumulative Preferred Stock (convertible into 3,921,568 shares of Common Stock) is 41.97%.

     Jeffrey Steiner, the Chairman, Chief Executive Officer and 94.7% beneficial stockholder of TFC, may be deemed (as a result of his beneficial ownership in TFC), to be the beneficial owner of the 10,121,568 shares of STFI's Common Stock beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. Donald E. Miller, Vice President of TFC, owns 1,000 shares of Common Stock (purchased on May 23, 1996) and stock options to purchase 15,000 shares of Common Stock.

     (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

     (c) Transactions since the last Schedule 13D filing are identified in Item 3 of this Amendment No. 1.

     (d) through (e): Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
With Respect to Securities of the Issuer.

     Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

     All shares of STFI have been pledged by the Reporting
Persons to secure a line of credit to a subsidiary of RHI.

Item 7.  Material to be Filed as Exhibits.

     [NO CHANGES]

                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 1996                      THE FAIRCHILD CORPORATION

                                  By:John L. Flynn
                                     Vice President


                                  RHI HOLDINGS, INC.

                                  By:John L. Flynn
                                     Vice President